Statement of Cash Flows

SkyMirr Inc.

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,230,930.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	1,817.50
Accounts receivable (A/R)	-101,510.04
Biz Adv Customized - 0701 - 1	34,292.20
Biz Adv Customized - 1377	
Biz Adv Customized - 8406 - 1	-29,258.18
Employee cash advances	-25,000.00
Inventory Asset	
Loans to officers	
Loans to others	-73,000.00
Short-term loans from shareholders	-15,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$207,658.52**
Net cash provided by operating activities	**-$1,438,589.32**
INVESTING ACTIVITIES	
Long-term investments	-41,034.32
Security deposits	-2,000.00
Net cash provided by investing activities	**-$43,034.32**
FINANCING ACTIVITIES	
Common stock	
Opening balance equity	
Preferred stock	2,050,000.00
Net cash provided by financing activities	**$2,050,000.00**
NET CASH INCREASE FOR PERIOD	**$568,376.36**
Cash at beginning of period	**$60,232.09**
CASH AT END OF PERIOD	**$628,608.45**